Free Writing Prospectus filed pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement dated May 24, 2021 to the Prospectus dated May 24, 2021

Registration Statement No. 333-256406

AstraZeneca PLC

$1,400,000,000 0.300% Notes due 2023

$750,000,000 3.000% Notes due 2051

Final Term Sheets

Issuer:	AstraZeneca PLC
Trade Date:	May 25, 2021
Settlement Date:	May 28, 2021 (T+3)
Expected Ratings:	Moody’s: A3 (negative); S&P: BBB+ (CreditWatch positive)

$1,400,000,000 0.300% Notes due 2023:

Security Type:	Senior Notes
Aggregate Principal Amount:	$1,400,000,000
Maturity Date:	May 26, 2023
Coupon:	0.300%
Benchmark Treasury:	0.125% due April 30, 2023
Benchmark Treasury Price and Yield:	99-30 3/4, 0.145%
Spread to Benchmark Treasury:	+20 basis points
Yield to Maturity:	0.345%
Price to Public:	99.911% of the Aggregate Principal Amount
Interest Payment Dates:	May 26 and November 26, commencing November 26, 2021
Gross Proceeds to Issuer:	$1,398,754,000
Underwriting Discount:	0.100% of the Aggregate Principal Amount
Net Proceeds to Issuer (before expenses):	$1,397,354,000
Redemption Provisions:
Special Mandatory Redemption	If (i) the consummation of the Alexion Acquisition ((as defined in the supplement to the Prospectus dated May 24, 2021 (the “Prospectus Supplement”)) does not occur on or before March 12, 2022 or (ii) prior to such date, the Issuer notifies the Trustee that it will not pursue the consummation of the Alexion Acquisition, the Issuer will be required to redeem the notes then outstanding at a redemption price equal to 101% of the principal amount of such notes plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date (as defined in the Prospectus Supplement).
Optional Redemption:	At the option of the Issuer, from time to time, in whole or in part, as follows: at the redemption price equal to the greater of (A) 100% of the principal amount of the notes to be redeemed and (B) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (assuming for this purpose that such series of notes matured on May 26, 2023 and not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 0.050%.
Optional Tax Redemption:	In the event of certain tax law changes and other limited circumstances that occur, in each case, after the date of the Prospectus Supplement and require the Issuer to pay additional amounts, in whole but not in part, at a price equal to 100% of the principal amount of the notes to be redeemed plus accrued interest thereon to but excluding the redemption date.
CUSIP:	046353AY4
ISIN:	US046353AY48

$750,000,000 3.000% Notes due 2051:

Security Type:	Senior Notes
Aggregate Principal Amount:	$750,000,000
Maturity Date:	May 28, 2051
Coupon:	3.000%
Benchmark Treasury:	1.875% due February 15, 2051
Benchmark Treasury Price and Yield:	91-15+, 2.270%
Spread to Benchmark Treasury:	+80 basis points
Yield to Maturity:	3.070%
Price to Public:	98.634% of the Aggregate Principal Amount
Interest Payment Dates:	May 28 and November 28, commencing November 28, 2021
Gross Proceeds to Issuer:	$739,755,000
Underwriting Discount:	0.650% of the Aggregate Principal Amount
Net Proceeds to Issuer (before expenses):	$734,880,000
Redemption Provisions:
Special Mandatory Redemption	If (i) the consummation of the Alexion Acquisition (as defined in the Prospectus Supplement) does not occur on or before March 12, 2022 or (ii) prior to such date, the Issuer notifies the Trustee that it will not pursue the consummation of the Alexion Acquisition, the Issuer will be required to redeem the notes then outstanding at a redemption price equal to 101% of the principal amount of such notes plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date (as defined in the Prospectus Supplement).
Optional Redemption:	At the option of the Issuer, from time to time, in whole or in part, as follows: (i) prior to November 28, 2050, at the redemption price equal to the greater of (A) 100% of the principal amount of the notes to be redeemed and (B) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (assuming for this purpose that such series of notes matured on November 28, 2050 and not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 0.150% and (ii) on or after November 28, 2050, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus, in each case, accrued interest thereon to but excluding the date of redemption.

Optional Tax Redemption:	In the event of certain tax law changes and other limited circumstances that occur, in each case, after the date of the Prospectus Supplement and require the Issuer to pay additional amounts, in whole but not in part, at a price equal to 100% of the principal amount of the notes to be redeemed plus accrued interest thereon to but excluding the redemption date.
CUSIP:	046353AZ1
ISIN:	US046353AZ13

Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Barclays Capital Inc.

BNP Paribas

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

Santander Investment Securities Inc.

Skandinaviska Enskilda Banken AB (publ)

Société Générale

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Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus supplement and accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents incorporated by reference therein that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, by telephone at +1 (866) 471-2526 or by emailing Prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling +1 (866) 803-9204; or Morgan Stanley & Co. LLC, 180 Varick Street, New York, NY 10014, Attention: Prospectus Department, by telephone at +1 (866) 718-1649, or by email at prospectus@morganstanley.com.

It is expected that delivery of the notes will be made against payment on or about the Settlement Date, which will be the third business day following the Trade Date of the notes (such settlement being referred to as “T+3”). Trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder may be required, by virtue of the fact that the notes will initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

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